UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59810 / April 22, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13425

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| | | |
|---|---|---|
| In the Matter of | : | |
| | : | |
| AEGIS CONSUMER FUNDING | : | ORDER MAKING FINDINGS |
|    GROUP, INC., | : | AND REVOKING REGISTRATIONS |
| APS HOLDING CORP., | : | BY DEFAULT |
| DAKOTA MINING CORP., | : | |
| DIGITAL COMMUNICATIONS | : | |
|    TECHNOLOGY CORP., | : | |
| HORN SILVER MINES, INC., and | : | |
| TCC INDUSTRIES, INC. | : | |

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 2, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that all Respondents have been served with the OIP in accordance with Rule 141 of the Commission's Rules of Practice by April 8, 2009. Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. On April 20, 2009, the Division filed Motions for Adjournment of Hearing, Prehearing Conference, and Default. Because no Answers have been filed, and the time for filing Answers has expired, holding a prehearing conference is unnecessary.

Accordingly, Respondents Aegis Consumer Funding Group, Inc. (Aegis), APS Holding Corp. (APS), Dakota Mining Corp. (Dakota Mining), Digital Communications Technology Corp. (Digital Communications Technology), Horn Silver Mines, Inc. (Horn Silver Mines), and TCC Industries, Inc. (TCC), are in default for failing to file an Answer to the OIP. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Aegis (ticker symbol ACAR) (CIK No. 932278) is a void Delaware corporation located in Marietta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Aegis is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1998, which reported a net loss of $29,262,571 for the prior nine months. As of March 30, 2009, the common stock of Aegis was quoted on the Pink Sheets, operated by Pink OTC Markets, Inc.

(Pink Sheets), had six market makers, was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 1,931 shares for the prior six months.

APS (ticker symbol APSIQ) (CIK No. 860420) is a void Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). APS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 25, 1998, which reported a net loss of $47,022,000 for the prior six months. On February 2, 1998, APS filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware which was terminated on July 6, 2004. As of March 30, 2009, the common stock of APS was quoted on the Pink Sheets, had four market makers, was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 1,245 shares for the prior six months.

Dakota Mining (ticker symbol DAKMF) (CIK No. 848448) is a dissolved Canadian corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dakota Mining is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1997, which reported a net loss of $5,026,729 for the prior nine months. As of March 30, 2009, the common stock of Dakota Mining was quoted on the Pink Sheets, had six market makers, was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 2,096 shares for the prior six months.

Digital Communications Technology (ticker symbol DGCT) (CIK No. 743051) is a forfeited Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Digital Communications Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1998, which reported a net loss of $7,976,907 for the prior nine months. As of March 30, 2009, the common stock of Digital Communications Technology was quoted on the Pink Sheets, had four market makers, was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 919 shares for the prior six months.

Horn Silver Mines (ticker symbol HRNS) (CIK No. 48474) is a Utah corporation located in Salt Lake City, Utah with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Horn Silver Mines is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1998, which reported a net loss of $5,055 for the prior six months. As of March 30, 2009, the common stock of Horn Silver Mines was quoted on the Pink Sheets, had six market makers, was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 1,579 shares for the prior six months.

TCC (ticker symbol TELC) (CIK No. 96918) is a forfeited Texas corporation located in Austin, Texas, with a class of securities registered with the Commission pursuant to Exchange

Act Section 12(g).  TCC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998, which reported a net loss of $1,792,000 for the prior nine months.  As of March 30, 2009, the common stock of TCC was quoted on the Pink Sheets, had six market makers, was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 7,926 shares for the prior six months.

These Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g).  Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.  Therefore, the Division's Motion for Default is GRANTED.  Its Motion for Adjournment of the Hearing and Prehearing Conference is moot.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Aegis Consumer Funding Group, Inc., APS Holding Corp., Dakota Mining Corp., Digital Communications Technology Corp., Horn Silver Mines, Inc., and TCC Industries, Inc., are revoked.

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Robert G. Mahony
Administrative Law Judge